AUGUSTA SPINCO CORPORATION

1 Becton Drive

Franklin Lakes, New Jersey 07417-1880

December 30, 2025

VIA EDGAR

Division of Corporate Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jane Park and Lauren Nguyen

Re:	Augusta SpinCo Corporation

Registration Statement on Form 10-12G

File No. 000-56802

Dear Ms. Park and Ms. Nguyen:

Reference is made to the Registration Statement on Form 10 (File No. 000-56802) (as amended, the “Registration Statement”), filed by Augusta SpinCo Corporation (the “Company”) with the U.S. Securities and Exchange Commission.

Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on December 31, 2025, or as soon as practicable thereafter.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, David K. Lam or Jenna E. Levine, each of Wachtell, Lipton, Rosen & Katz, at (212) 403-1394 or (212) 403-1172, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam or Ms. Levine and that such effectiveness also be confirmed in writing.

Sincerely,

Augusta SpinCo Corporation

/s/ Stephanie M. Kelly
Name:	Stephanie M. Kelly
Title:	Vice President and Secretary

cc:	Joseph LaSala, Becton, Dickinson and Company

Stephanie Kelly, Becton, Dickinson and Company

Keeley A. Aleman, Waters Corporation

David K. Lam, Wachtell, Lipton, Rosen & Katz

Ms. Park

Ms. Nguyen

December 30, 2025

Jenna Levine, Wachtell, Lipton, Rosen & Katz

Jennifer L. Lee, P.C., Kirkland & Ellis LLP

Zoey Hitzert, Kirkland & Ellis LLP